Exhibit (a)(1)(E)

Form of Reminder Email

The Fluidigm Corporation (“Fluidigm”) offer to exchange certain outstanding options for new awards (referred to as the “offer”) currently is still open. Please note that the offer will expire at 9:00 p.m., U.S. Pacific Time, on September 20, 2017, unless we extend the offer. The offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your Eligible Options. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, we must receive your election form electronically via Fluidigm’s offer website (except with respect to Eligible France Employees and Eligible Italy Employees), via email (as a PDF) at stockoptionexchange@fluidigm.com, or via mail (or other post) or Federal Express (or similar delivery service) to Sarah Whaley, Head of Total Rewards (Global), at Fluidigm Corporation, 7000 Shoreline Court, Suite 100, South San Francisco, CA 94080 U.S.A., no later than 9:00 p.m., U.S. Pacific Time on September 20, 2017 (unless we extend the offer). Due to applicable requirements under local law, Eligible France Employees and Eligible Italy Employees may not submit election forms via Fluidigm’s offer website but instead only by email (as a PDF), mail (or other post) or Federal Express (or similar delivery service). Your Login ID and initial Password for the offer website were provided to you in the launch email from FluidigmExchange@equitybenefits.com, dated August 23, 2017, announcing the offer.

Only election forms that are properly completed and submitted and actually received by Fluidigm on or before the Expiration Date via the offer website (other than Eligible France Employees and Eligible Italy Employees), via email (as a PDF) at stockoptionexchange@fluidigm.com, or via mail (or other post) or Federal Express (or similar delivery service) by Sarah Whaley, our Head of Total Rewards (Global), at 7000 Shoreline Court, Suite 100, South San Francisco, CA 94080 U.S.A., will be accepted. Election forms submitted by any other means, including hand delivery or interoffice delivery, are not permitted. If you have questions, please direct them to Varaprasad Gedipudi by email at stockoptionexchange@fluidigm.com or by phone at +1-408-582-4544.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Awards; (2) the launch email from FluidigmExchange@equitybenefits.com, dated August 23, 2017, announcing the offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Fluidigm’s offer website at https://fluidigm.equitybenefits.com, or by contacting Varaprasad Gedipudi at stockoptionexchange@fluidigm.com or by phone at +1-408-582-4544.